BUSINESS LEGAL ADVISORS, LLC 14888 Auburn Sky Drive, Draper, UT 84020 (801) 634-1984 brian@businesslegaladvisor.com	Brian Higley Attorney at Law Licensed in Utah

September 12, 2022

Stacie Gorman, Attorney Advisor

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

Washington, DC 20549

Re:	LNPR Group, Inc.

Amendment No. 3 to

Registration Statement on Form 10

Filed July 15, 2022

File No. 000-54171

Dear Ms. Gorman:

We are in receipt of the letter dated August 8, 2022, setting forth certain comments to Amendment No. 3 to the Registration Statement on Form 10 (the “Form 10”), which was filed on July 15, 2022 by LNPR Group, Inc., a Colorado corporation (the “Company”). In response to your comments, the Company can provide you with the following information in response to your comments:

Amendment No. 3 to Registration Statement on Form 10, filed July 15, 2022

Item 1. Business, page 1

1.	We note your amended disclosure in response to comment 1. Please revise to reconcile statements about not undertaking a business combination with a business which has its principal operations in China, Hong Kong or Macau with your other disclosure about a potential business combination with a PRC based entity.

RESPONSE: The Company is a Colorado corporation with principal offices located in Nevada. Effective July 21, 2022, Paul Falconer (located in Hong Kong) resigned from all positions within the Company and effective September 12, 2022 Nicola Yip (located in Hong Kong) resigned from all positions within the Company. In addition, effective July 21, 2022, Mr. Falconer sold 24,472,545 (51%) of the Company’s shares of Common Stock to Mark Emerson (located in Utah) in a private sale and, as a result, Mr. Emerson gained majority control of the Company. Lastly, it is noted that the previously-filed Form 10 showed Eng Wah Kung was located in Hong Kong; however, this was an error as Mr. Kung is located in Malaysia. As a result, management of the Company no longer has ties to China, Hong Kong, or Macau.

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2.	We note your amended disclosure in response to comment 2. With a focus on the ties of your management and their search for a target company, please revise your disclosure to describe the legal and operational risks associated with a majority of your executive officers and/or directors having significant ties to China or Hong Kong, as well as your auditor being located in China. Your disclosure should make clear whether these risks could result in a material change in your search for a target company and/or the value of the securities you are registering for sale. Disclose how any regulatory actions related to data security or anti-monopoly concerns in Hong Kong or Macau have or may impact your directors and officers ability to search for a target company for an initial business combination. Further, please revise your disclosure to provide whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Lastly, when providing disclosure regarding risks, please provide a cross reference with the heading and page number of the corresponding risk factor.

RESPONSE: The Company is a Colorado corporation with principal offices located in Nevada. Effective July 21, 2022, Paul Falconer (located in Hong Kong) resigned from all positions within the Company and effective September 10, 2022 Nicola Yip (located in Hong Kong) resigned from all positions within the Company. In addition, effective July 21, 2022, Mr. Falconer sold 24,472,545 (51%) of the Company’s shares of Common Stock to Mark Emerson (located in Utah) in a private sale and, as a result, Mr. Emerson gained majority control of the Company. Lastly, it is noted that the previously-filed Form 10 showed Eng Wah Kung was located in Hong Kong; however, this was an error as Mr. Kung is located in Malaysia. As a result, management of the Company no longer has ties to China, Hong Kong, or Macau. Concurrent with the filing herewith, the Company filed Amendment No. 4 to the Form 10 which includes disclosure about whether and how the Holding Foreign Companies Accountable Act and related regulations will affect the Company as it pertains to the Company’s auditor being located in China.

3.	We note your amended disclosure in response to comment 3. Within Item 1. Business, please disclose the risks that the majority of your directors and officers being based in or having significant ties to China or Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references, including the page number and heading, to the more detailed discussion of these risks within the risk factors section of the registration statement. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China or Hong Kong can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your search for a target company or completion of your initial business combination at any time, which could result in a material change in your operations and/or the value of the securities. Provide similar disclosure with respect to the risks of your auditor being located in China.

RESPONSE: The Company is a Colorado corporation with principal offices located in Nevada. Effective July 21, 2022, Paul Falconer (located in Hong Kong) resigned from all positions within the Company and effective September 10, 2022 Nicola Yip (located in Hong Kong) resigned from all positions within the Company. In addition, effective July 21, 2022, Mr. Falconer sold 24,472,545 (51%) of the Company’s shares of Common Stock to Mark Emerson (located in Utah) in a private sale and, as a result, Mr. Emerson gained majority control of the Company. Lastly, it is noted that the previously-filed Form 10 showed Eng Wah Kung was located in Hong Kong; however, this was an error as Mr. Kung is located in Malaysia. As a result, management of the Company no longer has ties to China, Hong Kong, or Macau. Concurrent with the filing herewith, the Company filed Amendment No. 4 to the Form 10 which includes risks of the Company’s auditor being located in China.

4.	We note your amended disclosure in response to comment 4. Within this Item 1. Business section disclose each permission or approval that your officers and directors are required to obtain from Chinese authorities to search for a target company. State whether your directors and officers are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if your officers and directors (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

RESPONSE: The Company is a Colorado corporation with principal offices located in Nevada. Effective July 21, 2022, Paul Falconer (located in Hong Kong) resigned from all positions within the Company and effective September 10, 2022 Nicola Yip (located in Hong Kong) resigned from all positions within the Company. In addition, effective July 21, 2022, Mr. Falconer sold 24,472,545 (51%) of the Company’s shares of Common Stock to Mark Emerson (located in Utah) in a private sale and, as a result, Mr. Emerson gained majority control of the Company. Lastly, it is noted that the previously-filed Form 10 showed Eng Wah Kung was located in Hong Kong; however, this was an error as Mr. Kung is located in Malaysia. As a result, management of the Company no longer has ties to China, Hong Kong, or Macau.

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Risks Related to Our Business, page 8

5.	We note your amended disclosure in response to comment 12. Please provide a risk factor regarding the 2,200,000 shares that Mr. Grimes has gifted to individuals that remain issued and outstanding and the potential impact they may have on an investor's investment.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 4 to the Form 10 which disclosed that 47,985,382 shares of Common Stock are issued and outstanding with 20,912,837 shares held by non-affiliates. The remaining 2,200,000 shares of Common Stock which were gifted by Mr. Grimes constitute are owned by 15 separate shareholders with none of these shareholders owning more than 500,000 shares (or 2.4% of the shares held by non-affiliates). Management is not aware of any agreement between these shareholders to vote their shares in blocks or a block. In addition, Mr. Grimes now only beneficially owns 350,000 shares of Common Stock. All of these shares are issued and outstanding and will not dilute future investors. Management does not believe there is any potential impact the 2,200,000 shares may have on an investor’s investment.

Risks Associated with Acquiring and Operating a Target Business with its Primary Operations in China or Hong Kong, page 12

6.	We note your amended disclosure in response to comment 6. Please further revise your risk factor disclosure to identify each officer and director located outside the United States and provide their place of residence or current location. Further, please revise both your risk factor and enforcement of civil liabilities disclosure on pages 2 and 3 to provide investors with additional, jurisdiction specific details, about the difficulties of enforcing judgments in foreign jurisdictions, specifically China, against your officers and directors and how that may affect their investment.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 4 to the Form 10 which corrects the location of Eng Wah Kung and adds disclosure about enforcement of civil liabilities in Malaysia. In addition, a risk factor has been added that cross references the applicable section disclosing the same.

7.	We note your amended disclosure in response to comment 9. Given the Chinese government’s significant oversight and discretion over the conduct of your directors’ and officers’ search for a target company, please revise to highlight separately, from an LNPR Group perspective with a focus on the search for a target company, the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your search and/or the value of the securities you are registering.

RESPONSE: The Company is a Colorado corporation with principal offices located in Nevada. Effective July 21, 2022, Paul Falconer (located in Hong Kong) resigned from all positions within the Company and effective September 10, 2022 Nicola Yip (located in Hong Kong) resigned from all positions within the Company. In addition, effective July 21, 2022, Mr. Falconer sold 24,472,545 (51%) of the Company’s shares of Common Stock to Mark Emerson (located in Utah) in a private sale and, as a result, Mr. Emerson gained majority control of the Company. Lastly, it is noted that the previously-filed Form 10 showed Eng Wah Kung was located in Hong Kong; however, this was an error as Mr. Kung is located in Malaysia. As a result, management of the Company no longer has ties to China, Hong Kong, or Macau.

8.	We note your amended disclosure in response to comment 10. With an emphasis on your officers and directors and their search for a target company as well as your auditor, please further revise your disclosure to explain how greater Cyberspace Administration of China (CAC) oversight impacts your officers and directors, you auditor, and the search for a target company. Further, please provide to what extent you believe your officers and directors are in compliance with the regulations or policies issued by the CAC to date. To the extent applicable, provide risk factor disclosure to explain whether there are any commensurate laws or regulations in Hong Kong or Macau which result in oversight over data security and explain how this oversight impacts your officers and directors search for a target company and to what extent the company believes that its officers and directors are compliant with the regulations or policies that have been issued.

RESPONSE: The Company is a Colorado corporation with principal offices located in Nevada. Effective July 21, 2022, Paul Falconer (located in Hong Kong) resigned from all positions within the Company and effective September 10, 2022 Nicola Yip (located in Hong Kong) resigned from all positions within the Company. In addition, effective July 21, 2022, Mr. Falconer sold 24,472,545 (51%) of the Company’s shares of Common Stock to Mark Emerson (located in Utah) in a private sale and, as a result, Mr. Emerson gained majority control of the Company. Lastly, it is noted that the previously-filed Form 10 showed Eng Wah Kung was located in Hong Kong; however, this was an error as Mr. Kung is located in Malaysia. As a result, management of the Company no longer has ties to China, Hong Kong, or Macau. In addition, we have discussed this comment with our auditor and our auditor has stated that greater Cyberspace Administration of China (CAC) oversight by the Chinese government does not impact them.

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Statements of Cash Flows, page F-5

9.	We note that the adjustment for Share Based Compensation is characterized as a change in assets and liabilities. Please revise this presentation in your next amendment.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 4 to the Form 10 which has included the requested revision on the Statements of Cash Flows for the six months ended June 30, 2022 and 2021.

Note 3 - Movement of Capital, page F-8

10.	You disclose that the Company cancelled 23,350,000 common shares for a total consideration of $23,350. Please tell us how you accounted for the consideration element of this transaction.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 4 to the Form 10 which disclosed in Note 3 for the financial statements for the period ended June 30, 2022 and 2021 how the Company accounted for the consideration element of the transaction referenced..

General

11.	We note your amended disclosure in response to comment 15. Given the ties of your executive officers and directors to the PRC and Hong Kong, and the location of your auditor, please add a separate Risk Factor to disclose that the location and/or ties of your management and auditor may make you a less attractive partner to a non-China- or non-Hong Kong-based target company.

RESPONSE: Concurrent with the filing herewith, the Company filed Amendment No. 4 to the Form 10 which adds the requested risk factor.

We hereby acknowledge the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to contact me if you have any questions on the responses to your comments.

Sincerely,

/s/ Brian Higley

Outside Legal Counsel

cc:     Mark Emerson, CEO

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